Exhibit 99.1

ASM International N.V. announces confirmation to carry out study into market valuation of the Company

ALMERE, The Netherlands – May 16, 2012 – ASM International N.V. (NASDAQ: ASMI and NYSE Euronext Exchange in Amsterdam: ASM) has noted the recent movements in the markets of its share price following the Annual General Meeting of Shareholders held on May 15, 2012 in Amsterdam, the Netherlands (“AGM”). In connection therewith, the Company makes the following announcement.

The Company reiterates that it will carry out the study into the non-recognition by the markets of the value of the combined businesses of the Company in the manner as announced in the materials for the AGM. The Company emphasizes that no decision on any further action, if any, will be taken until after the study has been completed. The views expressed by shareholders at the AGM will be considered in carrying out the study.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the NYSE Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Erik Kamerbeek

+31 88100 8500

Mary Jo Dieckhaus

+1 212 986 2900

Media Contact:

Ian Bickerton

+31 20 6855 955

+31 625 018 512